Filed under Rule 424(b)(3), Registration Statement No. 333-194069

Pricing Supplement No. 3 – Dated May 1, 2015 (To: Prospectus dated February 21, 2014)

U.S. $10,000,000,000
FORD MOTOR CREDIT COMPANY LLC ("Ford Credit")
FORD INTEREST ADVANTAGE FLOATING RATE DEMAND NOTES

Interest Rate Per Annum
Period Beginning	Tier One Notes Under $15,000	Tier Two Notes $15,000 - $50,000	Tier Three Notes Over $50,000
5/1/2015	0.95%	1.00%	1.05%

Note Opening Marketing Incentive
Any new investor who invests at least $1,000 in a Ford Interest Advantage (“FIA”) Note between May 1, 2015 and October 31, 2015 will receive $75 from Ford Credit in the form of a credit of additional principal amount as a one-time Marketing Incentive (“Incentive”). The Incentive is available only to new investors to the FIA program who do not currently have an FIA Note. Only one Incentive will be paid to each new investor regardless of the number of Notes purchased, and in cases of joint owners of an FIA Note, only one Incentive will be credited. The Incentive will be credited within 4-6 weeks. Interest will not accrue on the Incentive until it is credited to the Note as additional principal. Ford Credit reserves the right to modify or cancel the marketing incentive program at any time.

Validity of the Notes offered hereby
In the opinion of Ford Credit’s counsel, when the securities offered by this pricing supplement have been executed and issued by Ford Credit and authenticated by the trustee pursuant to an Indenture dated as of July 1, 1985, as supplemented, between Ford Credit and The Bank of New York Mellon (the “Indenture”), and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Ford Credit, enforceable in accordance with their terms. The opinion expressed above is subject to the qualifications that such counsel expresses no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law or judicially developed doctrine in this area (such as substantive consolidation or equitable subordination) affecting the enforcement of creditors' rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law,) and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Indenture with respect to the trustee and other matters all as stated in the letter of such counsel dated February 21, 2014, which has been filed as an Exhibit to the Registration Statement.